

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 6, 2009

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

> **Re: SCBT Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-12669**

Dear Mr. Hill:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time

                Sincerely,

                Christian Windsor
                Special Counsel